UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Eros International Plc

(Name of Issuer)

A Ordinary Shares, par value British pound sterling 0.30 per share (“A Shares”)

(Title of Class of Securities)

G3788M114

(CUSIP Number)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,025,030*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,025,030*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,030*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 35,466,500 A Shares reported by Eros International Plc (the “Issuer”) as outstanding as of September 30, 2016 in its current report on Form 6-K dated November 11, 2016 and furnished to the Securities and Exchange Commission (“SEC”) on November 17, 2016.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Fullerton (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,720*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,720*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,720*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 35,466,500 A Shares reported by the Issuer as outstanding as of September 30, 2016 in its current report on Form 6-K dated November 11, 2016 and furnished to the SEC on November 17, 2016.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Temasek Fullerton Alpha Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,720*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,720*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,720*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*   See Item 4 of this Schedule.

** Based on 35,466,500 A Shares reported by the Issuer as outstanding as of September 30, 2016 in its current report on Form 6-K dated November 11, 2016 and furnished to the SEC on November 17, 2016.

Item 1(a).	Name of Issuer:

Eros International Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 County Avenue

Secaucus, New Jersey 07094

United States of America

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
(ii)	Fullerton (Private) Limited (“FPL”), a wholly-owned subsidiary of Temasek Holdings.
(iii)	Temasek Fullerton Alpha Pte. Ltd. (“TFAPL”), a wholly-owned subsidiary of FPL.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

(ii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

(iii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard Singapore 238891

Item 2(c).	Citizenship:

(i)	Republic of Singapore
(ii)	Republic of Singapore
(iii)	Republic of Singapore

Item 2(d).	Title of Class of Securities:

A Ordinary Shares, par value British pound sterling 0.30 per share

Item 2(e).	CUSIP Number:

G3788M114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of January 24, 2017, 2,755,310 A Shares are beneficially owned by Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”), a wholly-owned subsidiary of Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”). Dunearn is a wholly-owned subsidiary of Seletar Investments Pte Ltd (“Seletar”), which in turn is a wholly-owned subsidiary of Temasek Capital (Private) Limited (“Temasek Capital”), which in turn is a wholly-owned subsidiary of Temasek Holdings. Therefore, as of January 24, 2017, each of Dunearn, Seletar and Temasek Capital may be deemed to beneficially own the 2,755,310 A Shares beneficially owned by Northbrooks.

As of January 24, 2017, 1,269,720 A Shares are held in a unit trust and beneficially owned by Temasek Fullerton Alpha Pte. Ltd. (“TFAPL”), as the sole unitholder and sponsor of the unit trust. TFAPL is wholly owned by Fullerton (Private) Limited (“FPL”). Therefore, as of January 24, 2017, FPL may be deemed to beneficially own the 1,269,720 A Shares held in the unit trust.

Temasek Capital and FPL are each wholly owned by Temasek Holdings. Therefore, as of January 24, 2017, Temasek Holdings may be deemed to beneficially own the 4,025,030 A Shares deemed to be beneficially owned in aggregate by Temasek Capital and FPL.

(b)	Percent of class:

As of January 24, 2017, the 1,269,720 A Shares held in the unit trust that is beneficially owned by TFAPL, and which may be deemed to be beneficially owned by FPL, constituted approximately 3.6% of the A Shares outstanding.

As of January 24, 2017, the 4,025,030 A Shares that may be deemed to have been beneficially owned by Temasek Holdings constituted approximately 11.3% of the A Shares outstanding.

All percentage calculations in this Schedule are based on 35,466,500 A Shares reported by the Issuer as outstanding as of September 30, 2016 in its current report on Form 6-K dated November 11, 2016 and furnished to the SEC on November 17, 2016

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 4,025,030.

FPL: 1,269,720.

TFAPL: 1,269,720.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 4,025,030.

FPL: 1,269,720.

TFAPL: 1,269,720.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Each of FPL and TFAPL has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017		TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

Dated: January 27, 2017		FULLERTON (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Dated: January 27, 2017		TEMASEK FULLERTON ALPHA PTE. LTD.(1)

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Fullerton (Private) Limited and Temasek Fullerton Alpha Pte. Ltd. pursuant to the Joint Filing Agreement dated July 14, 2014 filed as an exhibit to the amendment to Schedule 13G filed by Temasek Holdings (Private) Limited, Fullerton (Private) Limited, Temasek Fullerton Alpha Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd with respect to the Issuer on July 14, 2014.